Advantage Municipal Income Trust II (VKI)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 1,596 shares voted in his favor and 2 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 6,999,976 shares voted in his favor and 95,021 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 6,990,746 shares voted in his favor and 104,252 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, David C. Arch, Hugo F. Sonnenschein, Don G. Powell, Theodore A. Myers and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 6,990,016 shares voted in favor of the proposal, 22,855 shares voted against and 83,724 shares abstained.